UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2009

Commission File Number: 001-31739

Gammon Gold Inc.

(Translation of registrant’s name into English)

1701 Hollis Street

Suite 400, Founders Square, P.O. Box 2067

Halifax, Nova Scotia B3J 2Z1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐                    Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Report on Form 6-K is being furnished for the sole purpose of furnishing the Reconciliation to United States Generally Accepted Accounting Principles for the three and six months ended June 30, 2009 and 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMMON GOLD INC.

Date: October 7, 2009	/S/ RENE MARION
Rene Marion
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Reconciliation with United States Generally Accepted Accounting Principles for the three and six months ended June 30, 2009 and 2008

3